SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                    May 16, 2007

VIA EDGAR
---------
Donald C. Hunt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Biophan Technologies, Inc. (the "Company")
            Registration Statement on Form S-1 ("Form S-1")
            File No. 333-13862
            Letter Dated April 27, 2007

Dear Mr. Hunt:

      This letter is written in response to our conversation this morning in order to provide the proposed risk factors to be included in the Company's Form S-1.

1. WE MAY BE SUBJECT TO LIABILITY IN THE FORM OF A CLAIM FOR RESCISSION BY CERTAIN SHAREHOLDERS.

As a result of our Forbearance Agreement with certain investors dated February 16, 2007, the Securities and Exchange Commission may take the position that the sale of the $7,250,000 of senior secured convertible notes had not been completed before we filed the registration statement of which this prospectus is a part and as such we may have issued securities without a valid exemption in violation of Section 5 of the Securities Act of 1933, as amended, for such placement. The $7,250,000 of senior secured convertible notes are convertible by the investors into 10,820,896 shares of common stock. As additional consideration for the senior secured convertible notes we issued the investors warrants to purchase 10,820,896 shares of our common stock and in connection with the execution of the Forbearance Agreement we issued the investors addition warrants to purchase an aggregate of 60,000 shares of our common stock.

If the Securities and Exchange Commission takes the position that the foregoing was a violation of Section 5 of the Securities Act of 1933, as amended, the investors may be entitled to, among other penalties or fines which may be assessed against us and the right to demand rescission of the offering. In that case, we would be required to pay each investor the amount we received as consideration for the securities issued under an invalid exemption, plus any interest accrued with respect to such amount at the applicable rate, and the securities would be cancelled

                                      SRFF

       61 BROADWAY NEW YORK, NEW YORK 10006 212-930-9700 212-930-9725 FAX
                                  www.srff.com

                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

2. WE MAY BE REQUIRED TO PAY LIQUIDATED DAMAGES AND/OR PENALTIES TO THE HOLDERS OF THE $7,250,000 OF SENIOR SECURED CONVERTIBLE NOTES DUE TO THE FACT THAT WE ARE IN DEFAULT UNDER THE TERMS THEREOF.

In connection with our Securities Purchase Agreement dated October 11, 2006 with Iroquois Master Fund Ltd and other private investors since our registration statement with respect to the shares underlying the $7,250,000 of Senior Secured Convertible Notes has not yet been declared effective by the Securities and Exchange Commission we are obligated to pay liquidated damages in the amount of 1.0% of the face amount of the issued and outstanding Senior Secured Convertible Notes In addition, pursuant to the terms of the Senior Secured Convertible Notes we are required to make schedule payments of principal and interests. Beginning on February 1, 2007 we were obligated to make monthly payments of $219,696.97 principal and we were obligated to make interest payments quarterly. While we made an initial interest payment of $165,081, we have failed to make any subsequent payments. In the event of a default of our obligations under the Senior Secured Convertible Notes the investors are entitled to, among other remedies, demand that we repurchase the outstanding principal at a repurchase price equal to 110%.

Although we entered into a Forbearance Agreement with the investors dated February 16, 2007 to postpone the foregoing obligations, the Forbearance Agreement has since expired. Accordingly, we are still obligated to make payments of liquidated damages and principal and interest payments under the Senior Secured Convertible Notes, which had been postponed, but not waived under the Forbearance Agreement. As of the date hereof, we are in default of our obligations to make any payments to the investors of liquidated damages and principal and interest payments under the Senior Secured Convertible Notes, but the investors have not demanded payment. We are currently unable to make any payments due and owing to the investors and since the Senior Secured Convertible Notes are secured by all of our assets any demand from the investors would result in a foreclosure on our assets and a resulting termination of our operations.

                                       ***


         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.


                                        Sincerely,


                                        /s/ Yoel Goldfeder
                                        Yoel Goldfeder



                                      SRFF

       61 BROADWAY NEW YORK, NEW YORK 10006 212-930-9700 212-930-9725 FAX
                                  www.srff.com